UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the plan year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-14097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer-Danfoss Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1. Financial Statements:

Report of Independent Registered Public Accounting Firm, KPMG LLP

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedules:

Schedule H Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2004

2. Exhibits:

23 Consent of KPMG LLP, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 29, 2005	SAUER-DANFOSS LaSALLE FACTORY EMPLOYEE SAVINGS PLAN

By: Sauer-Danfoss (US) Company, Plan Administrator

By: Kenneth D. McCuskey Kenneth D. McCuskey, Vice President

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Schedule

1	Schedule H Line 4i - Schedule of Assets Held for Investment Purposes	9

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
Sauer-Danfoss LaSalle
Factory Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States ). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

May 27, 2005
Des Moines, Iowa

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Investments	$5,537,140	5,231,713
Employer contributions receivable	967	542
Employee contributions receivable	13,548	9,033

Net assets available for benefits	$5,551,655	5,241,288

See accompanying notes to financial statements.

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Contributions:
Employees	$495,333	380,016
Employers	39,942	29,674
Investment income	190,198	156,059
Net realized and unrealized gains on plan investments	176,250	466,922

Total additions	901,723	1,032,671

Deductions from net assets attributed to:
Benefits paid	570,240	142,926
Fees	13,873	12,933
Premiums for life insurance	7,243	5,086

Total deductions	591,356	160,945

Transfers from other plans, net	-	-

Net increase (decrease) in net assets available for benefits	310,367	871,726

Net assets available for benefits:
Beginning of year	5,241,288	4,369,562
End of year	$5,551,655	5,241,288

See accompanying notes to financial statements.

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) Description of the Plan

The following description of Sauer-Danfoss LaSalle Factory Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan's agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which covers any person regularly employed by Sauer-Danfoss (US) Company (the Company) in an hourly-paid factory position at its LaSalle, Illinois manufacturing facility. Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage, until the time that such person completes 1,000 hours of service in a consecutive twelve month period.

(b) Administration

The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

(c) Trustee

AMVESCAP National Trust Company has been designated as trustee of the Plan.

(d) Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their eligible compensation ranging from 1% to 100%. Annual contributions, including life insurance purchased, may not exceed $13,000 and $12,000 in 2004 and 2003, respectively, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Certain participating employees are entitled to receive employer contributions into the Plan on their behalf. Employees that continue to accrue a benefit after September 1, 2001 under the multiplier formula in the Factory Pension Plan of Sauer-Danfoss (LaSalle) and International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and its Local Union No. 285, a separate defined benefit pension plan maintained by the Company, are ineligible to receive employer contributions into the Plan.

For employees receiving such contributions, the employer contributions consist of two components:

1) A base contribution equal to 2% of the employee's eligible compensation; and

2) A matching contribution equal to 50% of the employee's contribution, subject to a maximum matching contribution of 2% of eligible compensation.

(e) Participant Accounts

Participants have the option to invest contributions in the following funds or collective trusts:

  INVESCO Stable Value Trust
  INVESCO Structured Small Cap Value Equity Trust
  INVESCO 500 Index Trust
  INVESCO International Equity Trust
  Fidelity Equity Income Fund
  PIMCO Total Return Admin Fund
  Lord Abbett Mid Cap Value A Fund
  American Funds American Balanced - R4 Fund
  American Funds Growth Fund of America - R4 Fund
  Managers Special Equity Fund
  Fidelity Advisor Mid Cap - T Fund

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company's parent.

Participants can also invest in a life insurance fund which, in turn, can be directed by the participant to purchase life insurance on the participant, on the participant's spouse and/or on the life of the participant's children. Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements. Balances included in the life insurance fund represent unremitted employee withholdings from participants. They do not represent assets available for benefits but rather premiums which are subsequently remitted to the life insurance provider.

Participant accounts are credited for contributions and allocations of Plan earnings or losses. Plan earnings or losses are allocated to participants based upon their relative percentages of each fund's investment account balance.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $212,666 and $243,554 at December 31, 2004 and 2003, respectively, are included in investments. Interest rates on the loans ranged from 5.50% to 11.00% at December 31, 2004 and December 31, 2003.

(f) Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.

(g) Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant's Contribution Account at any time. While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59½ or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary. On termination of service by reason of death, the participant's beneficiary(ies) may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash. A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

(h) Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan's assets consist of the assets of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto in preparing these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from these estimates.

(b) Valuation of Investments

Investments in mutual funds are valued at quoted market prices, if available. Investments not having an established market are valued at fair value, as determined by the trustee.

Investments in participant loans are valued at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

(c) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC. The Plan Administrator believes the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

(3) The Trust

The fair values of investments of the Trust at December 31, 2004 and 2003 were as follows:

	2004	2003
INVESCO Stable Value Trust (1)(2)	$2,693,312	2,578,209
INVESCO Structured Small Cap Value Equity Trust (1)	24,175	12,777
INVESCO Total Return Fund (1)	-	375,673
INVESCO 500 Index Trust (1)	274,002	214,224
INVESCO Dynamics Fund (1)	-	157,536
INVESCO Small Company Growth Fund (1)	-	143,248
INVESCO International Equity Trust (1)	112,643	91,719
Fidelity Equity Income Fund (2)	869,689	919,567
AIM Blue Chip Fund (1)	-	415,222
PIMCO Total Return Admin Fund	46,444	40,859
Lord Abbett Mid Cap Value A Fund	72,727	7,548
American Funds American Balanced - R4 Fund (2)	397,334	-
American Funds Growh Fund of America - R4 Fund (2)	500,178	-
Managers Special Equity Fund	113,176	-
Fidelity Advisor Mid Cap - T Fund	185,718	-
Life Insurance Fund Assets	1,023	570
Sauer-Danfoss Inc. Stock Fund (1)	34,053	31,007
Participants loans	212,666	243,554
	$5,537,140	5,231,713

(1) Party-in-interest of the Plan.

(2) Investments comprising more than 5% of net assets available for benefits.

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2004 and 2003 were as follows:

	2004	2003
Interest	$13,929	14,853
Dividends	176,269	141,206
Net realized and unrealized appreciation (depreciation):
INVESCO Select Income Fund (1)	-	616
INVESCO Structured Small Cap Value Equity Trust (1)	3,874	2,353
INVESCO Total Return Fund (1)	(10,974)	46,145
INVESCO 500 Index Trust (1)	25,977	45,036
Fidelity Equity Income Fund	50,950	178,733
AIM Blue Chip Fund (1)	(15,776)	80,024
INVESCO Dynamics Fund (1)	(6,328)	38,585
INVESCO Small Company Growth Fund (1)	(9,472)	33,377
INVESCO International Equity Trust (1)	19,837	22,158
PIMCO Total Return Admin Fund	59	(406)
Lord Abbett Mid Cap Value A Fund	7,158	687
American Funds American Balanced - R4 Fund	11,847	-
American Funds Growth Fund of America - R4 Fund	46,887	-
Managers Special Equity Fund	17,299	-
Fidelity Advisor Mid Cap - T Fund	26,605	-
Sauer-Danfoss Inc. Stock Fund (1)	8,307	19,614
	$366,448	622,981

(1) Party-in-interest of the Plan.

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant's account shall be fully vested and nonforfeitable.

(5) Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless specific exemption applies. AMVESCAP National Trust Company, the trustee of the Plan, is a party-in-interest because Plan participants are able to invest in certain funds offered by affiliates of AMVESCAP. Sauer-Danfoss Inc., the Company's parent, is a party-in-interest because Plan participants are able to invest in the Sauer-Danfoss Inc. common stock fund. These transactions are exempt and are not prohibited by ERISA.

			Schedule 1
SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN
Schedule H Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 2004

Identity of party and			Current
description of investment	Units	Cost	value

INVESCO Stable Value Trust Fund (1)	2,693,312	$2,693,312	$2,693,312
INVESCO Structured Small Cap Value Equity Trust Fund (1)	240	17,876	24,175
INVESCO 500 Index Trust Fund (1)	8,830	246,779	274,002
INVESCO International Equity Trust (1)	4,378	84,167	112,643
Fidelity Equity Income Fund	16,478	802,057	869,689
PIMCO Total Return Admin Fund	4,353	47,039	46,444
Lord Abbett Mid Cap Value A Fund	3,214	66,671	72,727
American Funds American Balanced - R4 Fund	22,086	385,827	397,334
American Funds Growth Fund of America - R4 Fund	18,369	453,212	500,178
Managers Special Equity Fund	1,252	97,002	113,176
Fidelity Advisor Mid Cap - T Fund	7,364	162,317	185,718
Sauer-Danfoss Inc. Stock Fund (1)	1,640	16,806	34,053
Life Insurance Fund Assets	N/A	1,023	1,023
Cash	N/A	-	-
Participant loans - interest rates ranged
from 5.50% to 11.00%	N/A	-	212,666
		$5,074,088	$5,537,140
(1) Party-in-interest

See accompanying report of independent registered public accounting firm.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sauer-Danfoss Inc.
Employee Benefit Committee Sauer-Danfoss
LaSalle Factory Employee Savings Plan
Ames, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated May 27, 2005, with respect to the statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of assets held for investment purposes at December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Sauer-Danfoss LaSalle Factory Employee Savings Plan.

KPMG LLP

Des Moines, Iowa
June 28, 2005